Sun Life

Sun Life completes the acquisition of Dialogue, Canada's premier health and wellness virtual care platform

TORONTO, ON – (October 3, 2023) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today the completion of its acquisition of Dialogue Health Technologies Inc. ("Dialogue") (TSX:CARE). Headquartered in Montreal, Quebec, Dialogue offers affordable, on-demand access to quality care. Providing service to companies in Canada and internationally, nearly 2.8 million members across 50,000 organizations have access to Dialogue's healthcare team.

In March 2020 Sun Life rolled out Dialogue's services to its Group Benefits Clients under the name Lumino Health Virtual Care. Over 800,000 Sun Life Clients and their family members, including Sun Life employees, have access to this service.

Dialogue will operate as a standalone entity of Sun Life Canada. They will continue to provide services to all their customers and distribution partners.

The original news release related to this announcement is available here.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2023, Sun Life had total assets under management of $1.37 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Early Warning Disclosure

Prior to the completion of the acquisition of Dialogue, Sun Life, through its wholly-owned subsidiary, Sun Life Assurance Company of Canada ("SLA"), owned 15,211,571 of the issued and outstanding common shares of Dialogue (the "Common Shares"), representing approximately 22.6% of the issued and outstanding Common Shares. Following completion of the acquisition of Dialogue, Sun Life beneficially owns, directly or indirectly, approximately 95% of the issued and outstanding shares of Dialogue. With the closing of the acquisition of Dialogue, the Common Shares are expected to be delisted from the Toronto Stock Exchange shortly after the date hereof and Dialogue will also submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

An early warning report will be filed by SLA in accordance with applicable securities laws and will be available on Dialogue's SEDAR+ profile at www.sedarplus.ca or may be obtained directly from

David Garg, Senior Vice-President, Capital Management and Investor Relations (tel: (416) 408-8649; email: david.garg@sunlife.com), 1 York Street, 31st floor, Toronto, Ontario, M5J 0B6. Dialogue's head and registered office is located at 390 Notre-Dame Street West, Suite 200, Montréal, Québec, H2Y 1T9. SLA is organized under the *Insurance Companies Act* (Canada).

Note to editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Gannon Loftus	David Garg
Director	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 647-228-8244	T. 416-408-8649
gannon.loftus@sunlife.com	david.garg@sunlife.com